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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

Mariner Health Care Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

56845X10800

(CUSIP Number)

John B. Frank
Principal and General Counsel
Oaktree Capital Management, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56845X10800

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oaktree Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,502,492

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 6,502,492

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,502,492

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 32.51%

14.	Type of Reporting Person (See Instructions) IA, OO

CUSIP No. 56845X10800

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). OCM Opportunities Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,377,987

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 3,377,987

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,377,987

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 16.89%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 56845X10800

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). OCM Opportunities Fund III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,811,558

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,811,558

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,811,558

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 14.06%

14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 3 amends and supplements the Amendment No. 2 to the Schedule 13D (the “Schedule 13D”) of Oaktree Capital Management, LLC, OCM Opportunities Fund II, L.P. and OCM Opportunities Fund III, L.P. filed with the Securities and Exchange Commission (the “Commission”) on May 8, 2003 relating to the common stock, par value $0.01 per share (the “Common Stock”) of Mariner Health Care Inc.

Item 5.    Interest in Securities of the Issuer

The second paragraph of Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

“On May 8, 2003, the OCM Funds and the Oaktree Accounts purchased the following number of shares of the Common Stock of the issuer in the open market at a purchase price of $2.65 per share:

Opportunities Fund II – 178,398 shares

Opportunities Fund III – 147,522 shares

Oaktree Accounts, collectively – 17,153 shares”

The amendment to Item 5(c) is made merely to correct the purchase price of the shares of Common Stock purchased by the OCM Funds and Oaktree Accounts, which were previously reported in error.

Item 7.    Material to be filed as Exhibits

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1-                                                                     A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d–1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of May 9, 2003.

OAKTREE CAPITAL MANAGEMENT, LLC

By:	/s/ Matthew Barrett
Matthew Barrett Managing Director

By:	/s/ Lisa Arakaki
Lisa Arakaki Vice President, Legal

OCM OPPORTUNITIES FUND II, L.P.
By:	Oaktree Capital Management, LLC, its general partner

By:	/s/ Matthew Barrett
Matthew Barrett Managing Director

By:	/s/ Lisa Arakaki
Lisa Arakaki Vice President, Legal

OCM OPPORTUNITIES FUND III, L.P.
By:	Oaktree Capital Management, LLC, its general partner

By:	/s/ Matthew Barrett
Matthew Barrett
Managing Director

By:	/s/ Lisa Arakaki
Lisa Arakaki Vice President, Legal